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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Laureate Education, Inc.
(Name of Subject Company)

Laureate Education, Inc.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-6100
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, MD 21209 (410) 580-3000	Robert B. Robbins, Esq. Thomas J. Plotz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037 (202) 663-8000

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The following press release was issued on June 4, 2007:

Laureate Education Accepts Increased Offer from Investor Group of
$62.00 Per Share in Cash via a Tender Offer

Investor Group Intends to Commence Tender Offer by June 8, 2007

        Baltimore, Md., June 4, 2007—Laureate Education, Inc. (NASDAQ: LAUR), the world's leading international provider of higher education, announced today that it has accepted an increased offer from the investor group led by Douglas L. Becker, Laureate's Chairman and Chief Executive Officer, to acquire Laureate at a price of $62.00 per share in cash, or an aggregate value of $3.82 Billion. Under the terms of the revised merger agreement, the investor group—which includes Kohlberg Kravis Roberts & Co. (KKR); Citi Private Equity; S.A.C. Capital Management, LLC; SPG Partners; Bregal Investments; Caisse de dépôt et placement du Québec; Sterling Capital; Makena Capital; Torreal S.A.; and Brenthurst Funds—will commence a tender offer on or before June 8, 2007, to acquire all of the outstanding shares of Laureate's common stock.

        The $62.00 per share tender offer represents a $1.50 per share increase over the $60.50 per share price provided in the original merger agreement announced on January 28, 2007, and a premium of 26% over the closing price of Laureate's common stock on Thursday, January 4, 2007, the day before the Special Committee of independent directors of Laureate's Board of Directors authorized its advisors to begin negotiation of a definitive agreement at a price of $60.50 per share.

        The Special Committee unanimously recommended the higher offer to Laureate's Board, which, with the interested directors recusing themselves from the vote, approved the transaction. The Special Committee believes that the investor group's tender offer will deliver improved value to Laureate's shareholders in a more efficient and more immediate fashion than through the process provided in the original merger agreement. Each of the disinterested members of Laureate's Board has agreed to tender his or her shares in the tender offer. Mr. Becker and R. Christopher Hoehn-Saric, a director of Laureate, as well as certain other affiliates of Sterling Capital, have agreed to accept the original $60.50 per share price in connection with the rollover of their shares in the transaction.

        The tender offer will expire at midnight New York time on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the revised merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following completion of the tender offer, in which at least a simple majority (i.e., more than 50%) of Laureate's outstanding shares on a fully diluted basis (other than any shares held by the bidding entities) must be tendered, the investor group has committed to complete a second-step merger in which all remaining shares of Laureate's common stock will be converted into the right to receive the same price paid per share in the tender offer. The merger agreement permits the investor group to revise the condition regarding minimum acceptance of the tender offer to decrease the minimum acceptance threshold to a number that, when combined with shares owned or subject to options held by Messrs. Becker, Hoehn-Saric and others, would represent a majority of Laureate's outstanding common shares. The tender offer and subsequent merger are subject to customary conditions for transactions of this type.

        The equity investment for the transaction will be contributed by the investors, including Mr. Becker, and debt financing will be provided by Goldman Sachs Credit Partners L.P., Citi Markets & Banking, Credit Suisse, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. Morgan Stanley and Merrill Lynch & Co. are financial advisors and provided fairness opinions to the Special Committee of Laureate's Board. Pillsbury Winthrop Shaw Pittman LLP is the Special Committee's legal advisor and DLA Piper US LLP serves as legal advisor to Laureate. Citi Markets & Banking and Goldman Sachs serve as financial advisors to Mr. Becker and

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the investor group and Simpson Thacher & Bartlett LLP and Katten Muchin Rosenman LLP provide legal counsel.

About Laureate Education, Inc.

        Laureate Education, Inc. (NASDAQ: LAUR) is focused on providing a superior university experience to over 262,000 students through the leading global network of accredited campus-based and online universities. Addressing the rapidly growing global demand for higher education, Laureate offers a broad range of career-oriented undergraduate and graduate programs through campus-based universities located in Latin America, Europe, and Asia. Through online universities, Laureate offers the growing population of non-traditional, working-adult students the convenience and flexibility of distance learning to pursue undergraduate, master's and doctorate degree programs in major career fields including engineering, education, business, and healthcare. For more information, please visit our website, www.laureate-inc.com.

        IMPORTANT NOTICE:    This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Laureate's common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC), will be mailed to stockholders and will also be made available for distribution to beneficial owners of Laureate's common stock. The solicitation of offers to buy shares of Laureate's common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Laureate securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer. The tender offer statement will be filed by the investor group with the SEC, and the solicitation/recommendation statement will be filed by Laureate with the SEC. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed by the investor group and Laureate at the SEC's website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer. The solicitation/recommendation statement and related documents may be obtained by directing such requests to Chris Symanoskie, Director, Investor Relations at the phone number or e-mail address below.

Forward-Looking Statements

        This release includes information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risk and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those described in the forward-looking statements.

        The following factors might cause such a difference:

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  The Company's operations can be materially affected by competition in its target markets and by overall market conditions, among other factors.

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  The Company's foreign operations, in particular, are subject to political, economic, legal, regulatory and currency-related risks.

        Certain additional factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the revised merger agreement; (2) the outcome

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of any legal proceedings that may be instituted against the Company and others following announcement of the revised merger agreement; (3) the inability to complete the offer or complete the merger due to the failure to satisfy other conditions required to complete the offer and the merger; (4) the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the offer and the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the offer and the merger; (6) the ability to recognize the benefits of the merger; (7) the amount of the costs, fees, expenses and charges related to the offer and the merger and the actual terms of certain financings that will be obtained for the offer and the merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the offer and the merger. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the Company's ability to control or predict. Laureate undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

        Additional information regarding these risk factors and uncertainties is detailed from time to time in the Company's filings with the Securities and Exchange Commission, including but not limited to our most recent Forms 10-K/A and 10-Q, available for viewing on our website. (To access this information on our website, www.laureate-inc.com, please click on "Investor Relations", "SEC Filings").

Laureate Education Contacts:
Rosemarie Mecca
Chief Financial Officer
(410) 843-8070

Chris Symanoskie
Director, Investor Relations
(410) 843-6394
christopher.Symanoskie@laureate-inc.com

Investor Group Contacts:
Ruth Pachman/Molly Morse
Kekst and Company
(212) 521-4891/(212) 521-4826
ruth-pachman@kekst.com/molly-morse@kekst.com

Special Committee Contact:
Chuck Dohrenwend
The Abernathy MacGregor Group
(212) 371-5999

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Laureate Education Accepts Increased Offer from Investor Group of $62.00 Per Share in Cash via a Tender Offer Investor Group Intends to Commence Tender Offer by June 8, 2007